September 4, 2009

By Facsimile and EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3720

Washington, DC 20549

Attention: Jessica Plowgian

Re:	Stream Global Services, Inc.

Preliminary Information Statement on Schedule 14C

Filed August 27, 2009

File No. 001-33739

Ladies and Gentlemen:

On behalf of Stream Global Services, Inc. (the “Company”), we are writing in response to comments to the Company’s Preliminary Information Statement on Schedule 14C (File No. 001-33739) (the “Preliminary Information Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on August 27, 2009, contained in the letter dated September 1, 2009 (the “Letter”) from Larry Spirgel of the Staff (the “Staff”) of the Commission to R. Scott Murray, the Company’s Chairman and Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Preliminary Information Statement. Page numbers referred to in the responses reference the applicable pages of the Preliminary Information Statement. For your convenience, the Company is also providing you supplementally with a copy of the responsive sections of the Preliminary Information Statement marked to show the changes made in response to the Staff’s comments.

On behalf of the Company, we advise you as follows:

The Share Exchange, page 29

Background of the Share Exchange, page 29

1.	Please provide more insight into the reasons for and negotiations behind management’s decisions regarding the ultimate amount and form of consideration for the transaction. Such disclosure should explain how the parties determined the treatment of Stream’s outstanding warrants and the percentage of the combined company to be owned by each party. Also expand your discussion to address the terms of the draft term sheet and clarify whether the parties executed a final term sheet. To the extent the consideration and other terms changed from the preliminary term sheet to the ultimate Exchange Agreement, explain the process by which those changes came about.

Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109 Beijing Berlin Boston Brussels Frankfurt London Los Angeles New York Oxford Palo Alto Waltham Washington

Securities and Exchange Commission

September 4, 2009

Response:	The Company has revised the “Background of the Share Exchange” section on pages 29 and 30 of the Preliminary Information Statement in response to the Staff’s comment.

2.	Each presentation, discussion or report held with or presented by an outside party that is materially related to the transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015(b) of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise your disclosure to summarize the presentations provided by Stone Key.

Response:	As discussed with the Staff, the presentations of Stone Key made at various times prior to August 13, 2009 were intended, and used, primarily as tools for negotiating positions taken by Stream in the course of its discussions with representatives of Providence Equity Partners VI International L.P. and Ayala Corporation. The presentations assumed various transaction structures and presented various ownership outcomes. Stream believes these negotiations are adequately disclosed in response to Comment 1 hereto and elsewhere in the “Background of the Share Exchange” section of the Preliminary Information Statement, and that the Stone Key presentations made prior to August 13, 2009 are not only immaterial to an understanding of the transaction, but also would be confusing if summarized in the information statement. Accordingly, consistent with Item 14(b)(6), references to those presentations have been deleted and therefore, the Company believes disclosure under Item 1015 of Regulation M-A is not required.

Stream’s Reasons for the Share Exchange, page 32

3.	Please expand your disclosure to address the negative factors your board of directors considered in making its recommendation. For example, address the significant dilutive impact the transaction will have on existing shareholders. Also provide a reasonable basis for the listed beliefs. For example, provide the basis for the board’s belief that the transaction will enable the company to “provide the highest level of business performance and enhance operating efficiencies in the business.”

Response:	The Company has expanded the disclosure on pages 32-34 of the Preliminary Information Statement in response to the Staff’s comment.

Securities and Exchange Commission

September 4, 2009

Summary of Analyses for Fairness Opinion, page 35

4.	We note that Stone Key relied on financial projections prepared by your management when preparing the fairness opinion. Please revise your description of the discounted cash flow analyses to disclose the five and one-half year projections used by Stone Key.

Response:	The Company has summarized the projections on page 36 of the Preliminary Information Statement in response to the Staff’s comment.

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In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Peter N. Handrinos of this firm at (617) 526-6158.

Very truly yours,

/s/ Mark G. Borden

Mark G. Borden

Enclosures

cc:	R. Scott Murray (Stream Global Services, Inc.)

Peter N. Handrinos (Wilmer Cutler Pickering Hale and Dorr LLP)